April 6, 2004

International Sports and Media Group (ISME), a Nevada Corporation

and

Macias/Clark Media Group (MCMG) a Nevada Corporation.

JOINT VENTURE AGREEMENT

1. INTRODUCTION

This Joint Venture agreement is made and effective on the 6th day of April 2004 between International Sports and Media Group ("ISME") a Nevada chartered company and publicly traded on the OTC:BB under ticker symbol ISME and is in the business of sports marketing and media related operations worldwide, and Macias/Clark Media Group (MCMG), a privately held limited liability company, which focuses on all facets of media broadcasting related to HDTV with headquarters in both Las Vegas, Nevada and San Diego, California

The purpose of this Joint Venture Agreement is to set forth the terms and conditions under which both companies (MCMG/ISME) intend to combine their services and efforts to charter and operate a new limited liability company to be called "5ive Media Entertainment ", a premier entertainment company with the focus on High Definition Media Entertainment including but not limited to Television, Film, Internet, Print and Photography. The terms and conditions contained herein shall serve as the basis for an operating and membership agreement for the new limited liability company.

2. TERMS/ CONDITIONS

The following describes both the services and stipulations as it pertains to the joint-venture under the name 5ive Media Entertainment, LLC between ISME and MCMG. These terms shall be binding upon the two parties who shall also be the two, initial members of the limited liability company, and the tasks assigned and undertaken in this Agreement shall be subject to a "best efforts" attempt to accomplish same with intent to make the venture successful.

(a) ISME shall undertake to seek out and secure investment capital for 5ive Media Entertainment , LLC. This will primarily include contact of the ISME shareholders and perspective investors offering this investment opportunity through a Private Placement Memorandum and other methods of attracting capital investors to the organization which shall be exempt from registration with the Securities and Exchange Commission, and which shall conform to the exemption guidelines set forth in the Securities and Exchange Act of 1933.

(b) The target sought to be achieved by ISME for 5ive Media Entertainment, LLC is up to and no more than Three Hundred-Fifty ($350,000) over a sixty-day period from the date of signing date of this agreement (60) by which investment funds into ISME would be split 50/50 between ISME and MC Media Entertainment and place into the joint venture LLC. with the understanding that a overall budget of $2,000,000 needs to be procurred over a 24 month period for the JV. It is yet to be determined what percentage of the difference between $350,000 and 2,000,000 which is 1.65M shall be divided and how it will be raised. This agreement includes providing up to but no more than Three Hundred Fifty Thousand ($350,000) within the first Sixty Days (60) of executing this joint-venture partnership. All efforts to raise these monies shall be on a best efforts basis only, as ISME cannot provide any guaranty or other assurances that all or a portion of the targeted amounts can be achieved. Under this agreement ISME and MC Media will be reimbursed from capital raised for any costs and expenses incurred in setting up and funding the new liability company.

(c) In order to provide safeguards to properly allocate funds raised by investors, a checking account shall be established whereby any withdrawals will require the signatures of authorized signatures from both members of the limited liability company. All investor monies shall be deposited into this joint signatory account. All withdrawals from this account shall only be made for purposes of funding the operational account(s) of the new corporation.

(d) Macias/ Clark Media Group agree to provide 5ive Media Entertainment with all the necessary resources for a successful venture included but not limited to current and future content (i.e. The Toy Show. Built, etc) operational expertise, knowledge of industry and monthly financial reporting to ISME which includes income, expenses and accountability for use of funds. The monthly report shall be provided to ISME within 15 days from the end of each calendar month. A financial report including profits and losses shall be provided to ISME within 15 days from the end of each quarter, and an annual financial report shall be furnished to ISME within 30 days after the end of each fiscal year.

(e) Each of the two initial members in the limited liability company shall hold 50% of the membership interests in the company. MCMG shall be designated as the managing member of the company.

(f) ISME will provide MCMG with 500,000 (Gerald R. Macias, 250,000 and Idris D. Clark, 250,000) shares of Rule 144 restricted common stock in ISME as part of its contribution to the joint venture. In addition to the restrictions upon sale imposed by Rule 144 of the Securities and Exchange Act of 1933, sale of this stock will be further restricted by this agreement and prohibited until such time as the stock has reached a fair market-value of $0.15 per share or higher, as determined by taking the average price of such shares for the three days immediately preceding the intended date of sale. MCMG also will have the right to purchase warrants from ISME under this agreement up to One Million shares at a strike price of $0.04 per share and a additional one million warrants at a strike price of $0.10 These warrants will expire one year to the date of signing of this agreement with the second set of .10 warrants having a 2 year window, and can only be exercised in writing before the one year and two year period expires. All shares issued pursuant to exercise of the warrants shall be subject to Rule 144 restrictions. Each warrant shall carry "piggy-back" rights, meaning that all shares issued pursuant to exercise of the warrants shall be included in any registration with the SEC to facilitate their marketability on the exchange.

(g) Each of the two members shall be entitled to receive fifty percent (50%) of the net profits of the company after first deducting for all production costs associated to make the finished product; expenses including but not limited to travel, fuel, insurance, lighting, permits, wardrobe, cameras, SAG fees, Talent fees, Production Staff (i.e. Directors, Grips, Directors of Photography, Line Producers, Catering, etc.). Both parties will have reasonable access to all accounting recordings and revenues and expenses, as well as financial reports which are described above. All expenses for travel in excess of $2000.00 shall first be pre-approved by both members. Payment of any expenses in excess of $10,000 shall require the approval of both members.

(h) Each party to this agreement shall be responsible for their respective tax implications that may or may not be the result of this agreement not limited to Income Tax, Employment Tax, Capital Gains tax, Excise Tax, and Withholding Tax.

(i) The term of this agreement shall be for a period of two (2) years. All contracts signed during the period of this agreement and revenues accrued as a result of these contracts inside the year term will continue to be shared as agreed in point (e). However, all networks fully disclosed (i.e. Discovery, E!, F/X, Artisan, Lion's Gate, Wealth Channel, USA, Fox) shall be considered pre-contract signing relationships. The agreed revenue percentage splits will be agreed on during that time on a case by case basis for the purposes fairness and best-case business practices.

3. LIMITATIONS ON DAMAGES AND INDEMNIFICATION In no event shall MCMG or its personnel be liable for consequential, special, indirect, incidental, punitive or exemplary loss, damage, or expense relating to this Agreement. MCMG shall indemnify and hold harmless ISME, and its related entities and their respective personnel from all claims, liabilities, and expenses relating to this Agreement and venture, arising from a final judicial determination finding bad faith or intentional misconduct on the part of MCMG.

ISME shall indemnify and hold harmless MCMG, and its related entities and their respective personnel from all claims, liabilities, and expenses relating to this venture, arising from a final judicial determination involving bad faith or intentional misconduct on the part of ISME.

The provisions of this Paragraph shall apply to the fullest extent of the law, whether in contract, statute, tort (such as negligence), or otherwise.

No term or provision of this agreement shall be changed or modified by any prior or subsequent statement, conduct or act of any party, except that hereafter the parties may amend this agreement only by letter or written instrument signed by all of the parties.

The headings to the clauses and any underlining in this agreement and in the schedules are for ease of reference only and shall not form any part of this agreement for the purposes of construction. The agreement sets out the entire agreement and understanding between the parties in connection with 5ive Media Entertainment.

4. LAWS

This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada, determined without regard to provisions of conflicts of laws. Each of the parties hereto irrevocably consents to the exclusive jurisdiction of the state and federal courts located in Clark County in the State of Nevada in any and all actions between or among any of the parties hereto, whether arising hereunder or otherwise. Venue for any action arising hereunder shall lie exclusively in Clark County, Nevada. Each party here to acknowledges and agrees that any pleadings, documents or service of process in any legal action shall be deemed properly and lawfully served if delivered to the applicable party in accordance with the notice provision set forth herein.

5. WAIVER OF JURY TRIAL:

MCMG AND ISME IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER IN CONTRACT, STATUTE, TORT (SUCH AS NEGLIGENCE), OR OTHERWISE) RELATING TO THIS AGREEMENT AND UNDERTAKING.

6. In the event that either party to this Agreement shall bring an action to enforce any provision herein, the prevailing party shall be entitled to reimbursement for all reasonable legal fees and costs incurred in prosecuting or defending its claims.

The parties agree to consider the use of alternative dispute resolution (mediation or arbitration) methods to resolve any disputes that may arise between them.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date written above.

For and on behalf of
International Sports and Media Group

/s/ Yan Skwara
By Yan Skwara
A director duly authorised:

/s/ Lonn Paul
By Lonn Paul
A director duly authorised

For and on behalf of
Macias/ Clark Media Group

/s/ Shone Clark
By Shone Clark
A director duly authorized

/s/ Jerry Macias
Jerry Macias
A director duly authorized